For Immediate Release TSX: PFN OTCBB: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	NEWS RELEASE www.pfncapital.com

Pacific North West Capital Acquires 100% Interest in the River Valley Platinum Group Metals (PGM) Project, ON

  PFN acquires 100% of the River Valley Platinum Group Metals (PGM) Project by purchasing Anglo Platinum's 50% interest
  Anglo Platinum obtains a 12% interest in PFN
  The River Valley Project is one of Canada's largest primary Platinum Group Metal deposits with significant exploration upside
  NI43-101 Compliant Resource
  Over 110,000 metres in 550 holes drilled to date
  Platinum Group Metal prices are moving to record highs

January 31, 2011, Vancouver, Canada – Pacific North West Capital Corp. ("PFN" or “the Company”) TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce that an agreement to purchase the 50% ownership in the River Valley PGM project, currently owned and held in a joint venture with Anglo Platinum Limited. (“Anglo Platinum”) has been completed. The transaction, subject to the approval of the TSX, will provide PFN with an undivided 100% interest in the joint venture project.

Under the terms of the agreement, Anglo Platinum will exchange its 50% interest in the unincorporated Joint Venture, for a 12% interest in PFN, based on the issued and outstanding common shares of PFN as of November 30, 2010 (67,643.008). The aggregate purchase price for the 50% interest in the River Valley PGM project is;

(a) 8,117,161 fully paid and non-assessable Common Shares; and (b) Three year warrants exercisable to purchase 3,000,000 Common Shares at a price of Cdn$0.30 per share

PFN will issue the shares in the Company to Kaymin Resources Ltd. (“Kaymin”), a wholly owned subsidiary of Anglo Platinum Limited. in exchange for Kaymin’s 50% interest in the joint venture. The all-share transaction is expected to close upon the acceptance by the Toronto Stock Exchange.

News Release	1	January 31, 2011

Harry Barr, President and CEO of PFN commented, “The shares issued to Kaymin will make Anglo Platinum a strategic investor in PFN. Anglo Platinum will have the opportunity to participate in the upside of the project through the future success of the Company and at the same time, PFN will be able to seek new sources of funding to advance the River Valley PGM project.”

The River Valley PGM project was acquired in 1998 by PFN through a number of transactions. PFN discovered significant PGM occurrences on the property and entered into a joint venture agreement with Anglo Platinum in 1999. PFN remained operator of the joint venture and defined a NI43-101 compliant reportable resource of 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) in the “measured” category and an additional 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t), 212,800 ounces of platinum (0.30g/t) and 39,000 ounces of gold (0.06 g/t) in the “indicated” category and “inferred” resources of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 27, 2006).

"Stand alone PGM projects are rare in North America. The PFN / Anglo Platinum agreement is the second major acquisition of its kind in recent months. It was just over 4 months ago, in October 2010, when Stillwater Mining acquired the platinum assets of the Canadian mining junior Marathon PGM in a cash and shares deal that was valued at $118 million." Spiros Cacos, Manager Investor Relations.

The Company will now focus on advancing the project further through renewed exploration activities. Prior work had left several target areas where mineralization was open to depth and along the nine kilometre strike length.

Similarly, new target areas were discovered that returned anomalous values of PGM’s but due to the financial crisis of 2008, were not followed up. Induced polarization (IP) surveys were instrumental in locating and identifying mineralized zones on the property. The Company now intends to enhance the earlier work with more recent 3D technology whereby the mineralization can in principle be traced to deeper depths and contemporaneously mapped close to surface in new target areas. The Company will provide an update of the exploration strategy in the near future.

"The timing of this agreement could not be better. We expect that the enthusiasm for global PGM exploration will escalate in the coming months. The River Valley Project has many advantages over other PGM exploration and development projects, mainly a defined resource located only sixty kilometres from the nickel-copper-PGM smelting and refining activities in Sudbury, Ontario." Anthony Kovacs, VP Exploration.

News Release	2	January 31, 2011

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry, a qualified person under the provisions of national instrument 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60km east of Sudbury, Ontario. The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts perfect infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge. A mineral resource estimate in accordance with the guidelines set out by NI 43-101 was published in 2006. Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22M in the exploration of the property for a 50% stake in the joint venture. In order for Anglo Platinum to retain their interest in the Joint Venture, they were required to fund all exploration to completion of a feasibility study, but as a result of capital expenditure reductions during the global financial crises, no new funds were allocated to the project, above and beyond the minimal holding costs.

PFN and Anglo Platinum were able to come to terms whereby PFN could acquire Anglo Platinum’s 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project by offering 12% of its current outstanding shares to Anglo Platinum. This would enable PFN to seek external funding for the project while Anglo Platinum could benefit from any future success of the project through its share ownership in PFN.

There are no other encumbrances on the River Valley PGM project associated with the terms of the sale to Anglo Platinum after an 18 month early disposition period lapses. There are currently no back-in rights or off-take agreements between the two parties. The property is still subject to a 3% NSR that is payable to the underlying vendors.

• Table 1. Measured and Indicated Resources Using a 1.0 g/t cut off (Pt/Pd): 19.3 million tonnes containing 733,000 ounces palladium (1.18 g/t), 245,100 ounces of platinum (0.39 g/t) and 43,600 ounces of gold (0.07 g/t) with an additional 881,000 tonnes containing 38,400 ounces of palladium (1.36 g/t), 13,100 ounces of platinum (0.46 g/t) and 2,100 ounces of gold (0.07 g/t) of Inferred Resources using a 1.0 g/t cut off (Pt/Pd).

• Table 2. Measured and Indicated Resources using a 0.7 g/t cut off (Pt/Pd) of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional  2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (Pt/Pd).

News Release	3	January 31, 2011

Table 1: 2006 River Valley PGM Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)
Measured Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871	6.6	35.3	109.8	151.8
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848	4.8	30.1	102.0	136.9
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449	8.2	47.0	130.1	185.3
Lismer North	-	-	-	-	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844	19.6	112.4	342.0	474.0
Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301	6.0	31.5	90.7	128.3
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727	7.6	41.3	134.5	183.4
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180	3.7	20.8	56.7	81.2
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747	5.1	30.0	81.9	117.0
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506	24.0	132.6	391.1	547.7
Measured + Indicated
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558	12.6	66.8	200.6	280.0
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076	12.4	71.4	236.5	320.3
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356	11.9	67.8	186.8	266.6
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747	5.1	30.0	81.9	117.0
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646	43.6	2451	733.0	1021.7
Inferred
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	-	-	-	-	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147	0.2	0.9	2.7	3.8
Lismer's Ridge	-	-	-	-	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201	1.0	5.8	17.6	24.4
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828	0.9	6.4	18.1	25.4
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894	2.1	13.1	38.4	53.6

News Release	4	January 31, 2011

Table 2: River Valley PGM Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
Measured Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	2,623	0.080	0.428	1.327	0.12	0.02	1.755	1.835	6.8	36.1	111.9	148.0	154.8
Dana South	1,496	0.100	0.625	2.122	0.16	0.03	2.747	2.847	4.8	30.1	102.0	132.1	136.9
Lismer's Ridge	4,411	0.062	0.357	0.982	0.10	0.02	1.339	1.401	8.8	50.6	139.2	189.8	198.6
Lismer North	-	-	-	-	-	-	-	-	-	-	-		-
Varley	-	-	-	-	-	-	-	-	-	-	-		-
Total	8,530	0.074	0.426	1.288	0.12	0.02	1.714	1.788	20.4	116.8	353.2	470.0	490.4
Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	5,881	0.054	0.278	0.777	0.09	0.02	1.055	1.109	10.2	52.6	146.9	199.5	209.6
Dana South	3,516	0.071	0.380	1.229	0.11	0.02	1.609	1.680	8.0	42.9	138.9	181.9	189.9
Lismer's Ridge	7,439	0.046	0.255	0.667	0.08	0.02	0.922	0.968	11.1	61.0	159.4	220.5	231.5
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3
Total	22,024	0.055	0.300	0.848	0.09	0.02	1.149	1.204	39.0	212.8	600.7	813.4	852.4
Measured + Indicated
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	8,504	0.062	0.324	0.947	0.10	0.02	1.271	1.333	17.0	88.6	258.9	347.4	364.4
Dana South	5,012	0.079	0.453	1.496	0.13	0.02	1.949	2.028	12.8	73.0	241.1	314.1	326.8
Lismer's Ridge	11,850	0.052	0.293	0.784	0.09	0.02	1.077	1.129	19.9	111.7	298.6	410.3	430.2
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3
Total	30,554	0.061	0.335	0.971	0.10	0.02	1.306	1.367	59.5	329.5	953.9	1283.3	1342.8
Inferred
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803	0.0	0.3	0.7	1.0	1.1
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923	0.8	4.1	11.5	15.5	16.4
Lismer's Ridge	330	0.039	0.219	0.529	0.08	0.02	0.748	0.788	0.4	2.1	5.1	7.2	7.7
Lismer North	546	0.073	0.419	1.224	0.12	0.03	1.644	1.717	1.3	7.4	21.5	28.9	30.2
Varley	948	0.050	0.326	0.925	0.07	0.02	1.251	1.301	1.5	9.9	28.2	38.1	39.6
Total	2,389	0.053	0.309	0.873	0.09	0.02	1.182	1.235	4.0	23.8	67.0	90.8	94.9

News Release	5	January 31, 2011

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F)  is a mineral exploration company focused on the exploration and development of one of Canada's largest primary Platinum Group Metals (PGM) deposits, the River Valley PGM Project located in the Sudbury region of Ontario. In addition, the Company has an active gold exploration program near Val d'Or, Québec, one of the world’s most famous gold and base metal producing regions. The Company is also advancing a polymetallic project in the Iskut River region of British Columbia. Pacific North West Capital Corp. is also a significant shareholder of Fire River Gold Corp (FAU:TSX.V) who is developing the Nixon Fork Gold Mine in Alaska

Pacific North West Capital Corp. is well funded and plans to use management's technical, financing and negotiating skills to acquire additional platinum group metals, base metals and precious metals projects on an international scale.

Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of option/joint venturing projects with major and junior mining companies through to production. Pacific North West Capital Corp. is a member of the International Metals Group of Companies (www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President & C.E.O.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.